
03025292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
187
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number : **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5700 Tennyson Parkway
Third Floor
Plano, Texas 75024



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By RENT-A-CENTER, INC.
Plan Administrator

Date: June 26, 2003

By: ______________________
Robert D. Davis
Senior Vice President - Finance,
Chief Financial Officer and Treasurer

Financial Statements and Report of Independent Certified Public Accountants

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2002 and 2001

Report of Independent Certified Public Accountants

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
June 9, 2003

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2002	2001
Investments, at fair value		
Investments	$38,613,838	$36,756,041
Money market fund	4,893,148	4,428,787
	43,506,986	41,184,828
Loans to participants	3,740,814	2,637,213
Cash	359,648	114,433
Receivables		
Participants' contributions	262,787	868,345
Employer contributions	103,521	289,147
Other	44,125	113,566
	410,433	1,271,058
Total assets	48,017,881	45,207,532
LIABILITIES		
Excess contributions	136,737	-
NET ASSETS AVAILABLE FOR BENEFITS	$47,881,144	$45,207,532

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2002	2001	2000
Additions (deductions) to net assets attributed to:			
Investment income (loss)	$ 331,204	$ (2,555,753)	$ 4,335,675
Net depreciation in fair value of investments	(4,586,419)	(904,534)	(4,022,336)
	(4,255,215)	(3,460,287)	313,339
Contributions			
Participants'	9,998,294	9,139,819	7,193,427
Employer	3,831,457	3,065,284	2,097,170
	13,829,751	12,205,103	9,290,597
Total additions	9,574,536	8,744,816	9,603,936
Deductions from net assets attributed to:			
Benefits paid to participants	6,764,187	6,247,080	13,030,330
Excess contributions	136,737	-	-
Total deductions	6,900,924	6,247,080	13,030,330
Net increase (decrease)	2,673,612	2,497,736	(3,426,394)
Net assets available for benefits			
Beginning of year	45,207,532	42,709,796	46,136,190
End of year	$47,881,144	$45,207,532	$42,709,796

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan permits participants to defer up to 20%, not to exceed $11,000 and $10,500 for 2002 and 2001, respectively, of their annual compensation as contributions to the Plan. The Company may make matching contributions on a discretionary basis. The Company made matching contributions of the participants' contributions equal to $0.50 for each $1.00 of eligible employee salary deferral contributions in 2002, 2001 and 2000. The matching contributions cannot exceed 4% of each employee's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in matching and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or total disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

American Independence International Stock Fund
American Independence Stock Fund - U.S. Stock Fund
Federated Max-Cap Stock Fund - Large Cap Fund
Franklin Small-Mid Cap Stock Fund - Mid Cap Growth Fund
NestEgg 2000 Capital Preservation Fund
NestEgg 2010 Balanced Fund
NestEgg 2020 Balanced Fund
NestEgg 2030 Balanced Fund
NestEgg 2040 Balanced Fund
PIMCO Total Return Bond Fund
Rent-A-Center, Inc. Common Stock
Janus Worldwide Fund - Global Stock Fund
Janus Growth and Income Fund - Large Cap Growth Fund
Morgan Stanley Institutional Mid-Cap Value Fund
Baron Growth Fund - Small Cap Growth Fund
Royce Low Price Stock Fund - Small Cap Value fund
American Independence Money Market Fund

Participants may change their investment options at any time.

Forfeitures

The balance of forfeited employer contributions will reduce the employer matching contribution or administrative expenses in the year in which the forfeitures occur. Forfeitures reduced administrative expenses approximately $476,000, $377,000 and $362,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

Benefits

Upon retirement, death, disability, or termination of employment, a participant (or the participant's beneficiary, if applicable) may elect to receive either (i) a lump sum amount or (ii) alternative form of payment, as specified in the Plan. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the financial statements of the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Loans to Participants

Participants may, by written application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balances; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 4.25% to 9.5%.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on April 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The Plan's investments are held in a bank - administered trust fund and consist of the following:

	December 31,	
	2002	2001
Investments at fair value as determined by quoted market price		
American Independence International Stock Fund	$ 2,496,889*	$ 2,602,065*
American Independence Stock Fund - U.S. Stock Fund	7,623,186*	9,300,867*
Federated Max-Cap Stock Fund - Large Cap Fund	2,566,897	2,666,505*
Franklin Small-Mid Cap Stock Fund - Mid Cap Growth Fund	3,904,009*	4,696,831*
NestEgg 2000 Capital Preservation Fund	131,642	81,361
NestEgg 2010 Balanced Fund	327,246	289,271
NestEgg 2020 Balanced Fund	1,973,338	2,093,275
NestEgg 2030 Balanced Fund	782,805	604,280
NestEgg 2040 Balanced Fund	702,310	543,289
PIMCO Total Return Bond Fund	4,091,039*	2,820,257*
Rent-A-Center, Inc. Common Stock	6,826,317*	4,682,276*
Janus Worldwide Fund - Global Stock Fund	2,081,751	1,601,578
Janus Growth and Income Fund - Large Cap Growth Fund	4,723,201*	4,755,598*
Morgan Stanley Institutional Mid-Cap Value Fund	170,882	18,588
Baron Growth Fund - Small Cap Growth Fund	82,397	-
Royce Low Price Stock Fund - Small Cap Value Fund	129,929	-
	38,613,838	36,756,041
American Independence Money Market Fund	4,893,148*	4,428,787*
	$43,506,986	$41,184,828
Participant loans	$ 3,740,814*	$ 2,637,213*
Cash	$ 359,648	$ 114,433

*Represents 5 percent or more of the Plan's net assets.

NOTE D - INVESTMENTS - Continued

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $(4,586,419), $(904,534), and $(4,022,336) during 2002, 2001, and 2000, respectively.

	For the year ended December 31,		
	2002	2001	2000
American Independence International Stock Fund	$ (243,251)	$ (340,070)	$ (686,360)
Putnam New Opportunities Fund - Aggressive U.S. Stock Fund	-	1,334,749	(3,524,038)
American Independence Stock Fund - U.S. Stock Fund	(1,686,244)	(379,054)	2,384,690
Federated Max-Cap Stock Fund - Large Cap Fund	(450,938)	(191,385)	(289,660)
Franklin Small-Cap Stock Fund - Small Cap Fund	(1,140,744)	(1,107,467)	(2,143,600)
NestEgg 2000 Capital Preservation Fund	(3,927)	496	(486)
NestEgg 2010 Balanced Fund	(18,750)	(3,734)	(4,535)
NestEgg 2020 Balanced Fund	(227,003)	(138,645)	(232,228)
NestEgg 2030 Balanced Fund	(94,155)	(42,332)	(33,996)
NestEgg 2040 Balanced Fund	(93,704)	(35,731)	(56,719)
PIMCO Total Return Bond Fund	39,278	(19,841)	125,295
Rent-A-Center, Inc. Common Stock	729,915	14,086	733,155
Janus Worldwide Fund - Global Stock Fund	(354,909)	(71,172)	(293,854)
Janus Growth and Income Fund	(994,598)	74,005	-
Morgan Stanley Institutional Mid-Cap Value Fund	(36,120)	1,561	-
Baron Growth Fund - Small Cap Growth Fund	(4,597)	-	-
Royce Low Price Stock Fund - Small Cap Value Fund	(6,672)	-	-
	$(4,586,419)	$ (904,534)	$(4,022,336)

SUPPLEMENTAL SCHEDULE

Grant Thornton

Report of Independent Certified Public Accountants on Supplementary Schedule

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, which are presented in the preceding section of this report. The supplementary Schedule of Assets Held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 9, 2003

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2002

EIN: 48-1024367
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
	Collective Investment Funds			
*	American Independence International Stock Fund	International Equity Fund	$ 3,270,126	$ 2,496,889
	American Independence Stock Fund	U.S. Stock Fund	8,943,692	7,623,186
	Federated Max-Cap Stock Fund	Large Cap Fund	3,335,903	2,566,897
	Franklin Small-Mid Cap Stock Fund	Mid Cap Growth Fund	5,266,785	3,904,009
*	NestEgg 2000 Capital Preservation Fund	Balanced Fund	135,529	131,642
*	NestEgg 2010 Fund	Balanced Fund	351,266	327,246
*	NestEgg 2020 Fund	Balanced Fund	2,344,397	1,973,338
*	NestEgg 2030 Fund	Balanced Fund	927,975	782,805
*	NestEgg 2040 Fund	Balanced Fund	854,906	702,310
	PIMCO Total Return Bond Fund	Intermediate Bond Fund	4,051,933	4,091,039
*	Rent-A-Center, Inc.	Company Stock	5,349,161	6,826,317
	Janus Worldwide Fund	Global Stock Fund	2,801,686	2,081,751
	Janus Growth and Income Fund	Large Cap Growth Fund	5,643,794	4,723,201
	Morgan Stanley Institutional - Mid-Cap Value Fund	Mid-Cap Fund	205,441	170,882
	Baron Growth Fund	Small Cap Growth Fund	86,994	82,397
	Royce Low Price Stock Fund	Stock Cap Value Fund	136,601	129,929
	American Independence Money Market Fund	Money Market	4,893,148	4,893,148
	Cash	Cash	359,648	359,648
	Participant loans	Participant loans, interest rates ranging from 4.25% to 9.5%	3,740,814	3,740,814
			$52,699,799	$47,607,448

* Represents a party-in-interest.

Exhibit 23.1

Consent of Independent Certified Public Accountants

We have issued our report dated June 9, 2003, accompanying the 401(k) Retirement Savings Plan financial statements of Rent-A-Center, Inc. and included on Form 11-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296).

Grant Thornton LLP

Dallas, Texas
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Rent-A-Center, Inc. (the "***Company***") 401(k) Retirement Savings Plan (the "***Plan***") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "***Report***"), I, Mark E. Speese, Chairman of the Board and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Mark E. Speese
Chairman of the Board and
Chief Executive Officer

Dated: June 26, 2003

A signed original of this written statement required by Section 906 has been provided to Rent-A-Center, Inc. and will be retained by Rent-A-Center, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Rent-A-Center, Inc. (the "***Company***") 401(k) Retirement Savings Plan (the "***Plan***") for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "***Report***"), I, Robert D. Davis, Senior Vice President - Finance, Treasurer and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Robert D. Davis
Senior Vice President –Finance,
Treasurer and Chief Financial Officer

Dated: June 26, 2003

A signed original of this written statement required by Section 906 has been provided to Rent-A-Center, Inc. and will be retained by Rent-A-Center, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants
99.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Mark E. Speese
99.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Robert D. Davis

* Filed herewith.

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